SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 04, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	July 4, 2006

TAM announces new domestic and international flights

São Paulo, July 4, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, will start to operate new domestic flights, as of July 17, 2006 and new international flights as of July 10, 2006.

In the domestic market, the flights will connect the Guarulhos International Airport in São Paulo to the cities of Maceió, Manaus, Porto Velho, Brasília and Goiânia. With this, TAM makes the traffic of passengers among these cities easier and increases the offering of seats in such routes.

One of the new flights will be the daily and direct one connecting the Guarulhos Airport (São Paulo) to Maceió (Alagoas). This route will be operated on a non-stop basis, allowing passengers to reach their destination more rapidly.

Another domestic route will connect São Paulo to Manaus (Amazonas) and Porto Velho (Rondônia). This route will have daily flights and will be operated by the Airbus A320.

Between the cities of São Paulo and Brasília, a daily frequency will be extended to the city of Goiânia (Goiás). This change will allow passengers coming from Goiânia to travel to the Guarulhos International Airport without connections.

Also on July 17, 2006, TAM will start to operate new flights to the city of Boa Vista (Roraima). These flights, operated by the Airbus A320, will connect Boa Vista to the cities of Manaus, Brasília and Rio de Janeiro.

With these new routes, the Company offers more efficiency to its customers traveling abroad, facilitating their transit to the international airports of São Paulo, Rio de Janeiro and Manaus.

In the international market, as of July 10, TAM Mercosur, TAM’s subsidiary headquartered in Assunción (Paraguay), will start to operate two new daily international flights connecting the Galeão airport, in the city of Rio de Janeiro, to the cities of Assunción and Buenos Aires. The expansion of the Company’s network comes to meet the demand of passengers for these routes.

The flight, that will connect the Galeão International Airport to the Ezeiza International Airport, in Buenos Aires (Argentina), will be non-stop.

One of the flights operated by TAM Mercosur between Assunción and São Paulo will be extended to Rio de Janeiro.

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Check the new flights*:

  Domestic flights:
  Guarulhos (SP) / Maceió (AL)
Flight	Guarulhos	Maceió	frequency
JJ 3164	10:00 pm	12:50 am	daily

Flight	Maceió	Guarulhos	frequency
JJ 3165	5:20 pm	8:10 pm	daily

  Guarulhos (SP) / Manaus (AM) / Porto Velho (RO)
Flight	Guarulhos	Manaus	Porto Velho	frequency
JJ 3748	9:00 am	11:50 am- 12:20 pm	1:40 pm	daily

Flight	Porto Velho	Manaus	Guarulhos	frequency
JJ 3749	2:05 pm	3:25 pm – 3:55 pm	8:40 pm	daily

  Guarulhos (SP) / Brasília (DF) / Goiânia (GO) / Congonhas (SP)
Flight	Guarulhos	Brasília	Goiânia	Congonhas	frequency
JJ 3464	8:50 am	10:26 am - 11:00 am	11:35 am – 12:00 pm	1:26 pm	daily

Flight	Congonhas	Goiânia	Brasília	Guarulhos	frequency
JJ 3465	4:34 pm	6:05 pm- 6:30 pm	7:08 pm – 7:40 pm	9:23 pm	daily

  Galeão (RJ) / Brasília (DF) / Manaus (AM) / Boa Vista
Flight	Galeão (RJ)	Brasília	Manaus	Boa Vista	frequency
JJ 3744	7:30 am	9:20 am- 10:00 am	11:50 am – 12:20 pm	1:35 pm	Mon to Sat

Flight	Boa Vista	Manaus	Brasília	Galeão (RJ)	frequency
JJ 3745	2:00 pm	3:15 pm – 3:45 pm	7:26 pm – 8:02 pm	9:40 pm	Sun to Fri

  Brasília (DF) / Manaus (AM) / Boa Vista
Flight	Brasília	Manaus	Boa Vista	frequency
JJ 3752	10:00 am	11:50 am- 12:20 pm	1:35 pm	Sunday

Flight	Boa Vista	Manaus	Brasília	frequency
JJ 3753	2:00 pm	3:15 pm – 3:45 pm	7:26 pm	Saturday

  International flights:
  Galeão (RJ) / Buenos Aires (Argentina)
Flight	Galeão (RJ)	Buenos Aires	frequency
JJ* 8037 / PZ 705	10:30 pm	2:00 am	daily

Flight	Buenos Aires	Galeão (RJ)	frequency
JJ* 8036 / PZ 704	5:00 am	8:00 am	daily

  Galeão (RJ) / Guarulhos (SP) / Assunción (Paraguay)
Flight	Galeão (RJ)	Guarulhos (SP)	Assunción	frequency
JJ* 8035 / PZ 713	8:30 am	9:30 am– 10:00 am	11:00 am	daily

Flight	Assunción	Guarulhos (SP)	Galeão (RJ)	frequency
JJ* 8034 / PZ 712	5:30 pm	8:30 pm – 9:00 pm	10:00 pm	daily

* Local time

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Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than two years, and had a domestic 45.6% market share and international 28.6% market share at the end of May 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

About TAM Mercosur:
TAM Mercosur (www.tam.com.py) is TAM S.A.’s subsidiary, headquartered in Assunción, Paraguay. The company was established in 1993, named as Líneas Aéreas Paraguayas S.A. – LAPSA. As of 1997, its corporate name was changed to Transportes Aéreos del Mercosur S.A. In September 2003, it was fully incorporated by TAM. With the acquisition of TAM Mercosur, TAM increased the synergy of its network by creating feeder flights for its routes. This project is aligned with TAM’s integration policy, in South America. Currently, TAM Mercosur operates regular flights in Paraguay, Argentina, Chile, Uruguay, Bolivia and Brazil.

Provision on future information:
This notice may contain estimates for future events. Such estimates merely reflect the expectations of the Company’s management, and involve risks or uncertainties that may or may not have been predicted. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 04, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.